FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

WOLSELEY PLC
(Translation of registrant’s name into English)

Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA – England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 1
Securities and Exchange Commission

This Form and the information herein are being furnished in accordance with Section 306(a) of the Sarbanes-Oxley Act 2002.

The following documents are filed herewith:

INDEX

DOCUMENT

Exhibit 99.1	Acquisition Announcement	February 13, 2004
Exhibit 99.2	Shareholding in Company	February 17, 2004
Exhibit 99.3	Shareholding in Company	February 17, 2004
Exhibit 99.4	Companies House form 88(2)	January 30, 2004
Exhibit 99.5	Companies House form 88(2)	January 30, 2004
Exhibit 99.6	Companies House form 88(2)	February 19, 2004

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc (Registrant)

Dated: February 27, 2004	By:	/s/ MARK J. WHITE
Mark J. White Group Company Secretary